June 14, 2017

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Asset Trust

Registration Statement on Form N-1A

File No. 333-08045

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Anu Dubay of the Staff of the Securities and Exchange Commission (the “SEC”) on March 6, 2017, pertaining to the above referenced Registration Statement on Form N-1A (the “Registration Statement”) submitted by Virtus Asset Trust (the “Registrant”) on January 27, 2017 for the purpose of registering the shares of various new series of the Registrant (the “Funds”). Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below is each comment and the Registrant’s response thereto, including, where applicable, disclosure changes in response to the comments made, except for the changes in connection with Comment 27, which were previously provided.

1.	Comment:

Please confirm to the Staff that this Registration Statement will not be used to sell any Fund shares until the Reorganization is completed.

Response: It is our intention that this Registration Statement will be used only to sell the shares of a Fund after its anticipated Reorganization is completed. To the extent that a given Reorganization becomes impracticable (such as if shareholders of an acquired fund do not approve that fund’s Reorganization), we may update the Registration Statement as appropriate to reflect that the respective Fund is newly established rather than a successor fund, after which we may sell shares of that Fund to new investors.

2.	Comment:

Please explain why the new Class T Share expenses are estimated (e.g. if there is an expense component that is unique to the new share class).

Response: While the expenses of Class T Shares are expected to be the same as the expenses of Class A Shares, since Class T Shares will not have been operational prior to the effective date of the amendment to the Registration Statement, we believe it is appropriate to label the expenses shown for Class T Shares as being estimated.

EDGAR Operations Branch
June 14, 2017

3.	Comment:

Please confirm that any expense limitation agreements reflected in the fees and expense tables for the Funds are being filed as exhibits to the filing.

Response: We confirm that the expense limitation agreements are being included as exhibits in Part C of the Registration Statement filing.

Equity Prospectus

4.	Comment:

Page 2, Ceredex Large-Cap Value Equity Fund. Please explain why the Russell 1000® Value Index is an appropriate index for a large cap fund when the index can include securities with a market capitalization as low as $600 million as of December 31, 2016. If the index is retained for this Fund, please add Small or Medium Market Capitalization risk disclosure for this Fund as well.

Response: While the Russell 1000® Value Index holds companies with a wide range of market capitalizations, only 0.01% of the index was represented by companies with market capitalizations below $1 billion as of 12/31/16 (5 names total out of nearly 700 with the largest representing only 0.003% of the index).  As of 12/31/16, 87% of the index was represented by companies with over $10 billion in market capitalization.

The Russell 1000® Index (of which the Russell 1000® Value Index is a derivative) is objectively constructed in a manner that does not make arbitrary market cap breakpoint decisions.  The universe of domestic U.S. companies is cut off at the largest 1000 to represent a “large cap” investable universe of stocks.  Because, following this methodology, the Russell 1000® Value Index exhibited a $119 billion weighted average market capitalization on 12/31/16, we believe that the index represents a well-constructed large cap universe and can be considered an appropriate benchmark for the Ceredex Large-Cap Value Equity Fund.

In addition to representing the large cap value investable universe well, the Russell 1000® Value Index is the most widely recognized prospectus benchmark by mutual funds in the Morningstar Large Cap Value category.  As of 12/31/2016, 177 of 351 mutual funds in the Morningstar Large Cap Value category listed the Russell 1000® Value Index as their prospectus benchmark.  For comparative purposes, as of that date the next most widely used index (the S&P 500® Index) was used by only 88 funds.

Because investing in companies with small or medium market capitalization is not a principal investment strategy or risk of the Fund, we have not added the requested disclosure in response to this portion of the comment.

EDGAR Operations Branch
June 14, 2017

5.	Comment:

Page 4, Ceredex Large-Cap Value Equity Fund. The statement in the last sentence on this page is not permitted or required in the summary prospectus under Item 4 of Form N-1A, so please move this statement to somewhere else.

Response: The referenced sentence is a component of the description of the broad-based index used in the performance table. We believe it to be appropriate disclosure regarding the index and have made no revisions in response to this comment.

6.	Comment:

Page 5, Ceredex Large-Cap Value Equity Fund. The Staff notes that the statement in the last two sentences of the first paragraph are only permitted under Item 4(b)(2)(iv)(D) of Form N-1A when a fund’s after tax returns are actually higher than average annual return.

Response: We have removed the referenced disclosure for each fund for which performance information to be inserted in the table would result in it not being permitted.

7.	Comment:

Page 19, Silvant Large-Cap Growth Stock Fund. Please explain why the Russell 1000® Growth Index is an appropriate index for a large cap fund when the index can include securities with a market capitalization as low as $198.9 million as of December 31, 2016. If the index is retained for this Fund, please add Small or Medium Market Capitalization risk disclosure for this Fund as well.

Response: While the Russell 1000® Growth Index holds companies with a wide range of market capitalizations, only 0.02% of the index was represented by companies with market capitalizations below $1 billion as of 12/31/16 (4 names total out of over 600 with the largest representing only 0.006% of the index).  As of 12/31/16, 89% of the Russell 1000® Growth Index was represented by companies with over $10 billion in market capitalization.

The Russell 1000® Index (of which the Russell 1000® Growth Index is a derivative) is objectively constructed in a manner that does not make arbitrary market cap breakpoint decisions.  The universe of domestic U.S. companies is cut off at the largest 1000 to represent a “large cap” investable universe of stocks.  Because, following this methodology, the Russell 1000® Growth Index exhibited a $141 billion weighted average market capitalization on 12/31/16, we believe that the index represents a well-constructed large cap universe and can be considered an appropriate benchmark for the Silvant Large-Cap Growth Stock Fund.

In addition to representing the large cap growth investable universe well, the Russell 1000® Growth Index is the most widely recognized prospectus benchmark by mutual funds in the Morningstar Large Cap Growth category.  As of 12/31/2016, 181 of 428 mutual funds in the Morningstar Large Cap Growth category listed the Russell 1000® Growth Index as their prospectus benchmark.  For comparative purposes, as of that date the next most widely used index (the S&P 500® Index) was used by 132 funds.

EDGAR Operations Branch
June 14, 2017

Because investing in companies with small or medium market capitalization is not a principal investment strategy or risk of the Fund, we have not added the requested disclosure in response to this portion of the comment.

8.	Comment:

Page 57, Growth Allocation Strategy Fund. The Staff notes that the Hybrid 70/30 blended index is not permitted as the main index, but it can be used as an additional index. Please add a main index above the blended index.

Response: We have revised the order of the indexes so that the S&P 500® Index appears as the main index and the blended index appears last.

9.	Comment:

Please consider using the name “Virtus” rather than “RidgeWorth” as the defined name for the Adviser (see page 60), given that it will be renamed by the time that shares will be sold using this Registration Statement.

Response: We have revised the defined name for the Adviser to “VFA” to reflect that the Adviser has been renamed Virtus Fund Advisers, LLC.

10.	Comment:

All comments on the Item 4 Principal Investment Strategies disclosure also apply to the Item 9 Principal Investment Strategies disclosure beginning on page 63.

Response: The Registrant has incorporated all comments on the Item 4 disclosure into the Item 9 disclosure beginning on page 63 in the same manner discussed in our responses to the comments on the Item 4 disclosure.

11.	Comment:

Page 109, Annual Fee on Small Accounts. Please add the $25 small account fee to the Annual Fund Fees and Expenses table, as required under Item 3 of Form N-1A.

Response: Per Instruction 2(d) to Item 3, “…fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.” Since this fee is only charged on accounts under a relatively small size and contains waiver provisions for shareholders to which it would otherwise apply, we do not believe this fee rises to the level of requiring disclosure in the fee table. We therefore have made no revisions in response to this comment.

12.	Comment:

Back Cover. In the description of Appendix A, the statement in brackets is required so please remove the brackets.

Response: We have made the requested change.

EDGAR Operations Branch
June 14, 2017

13.	Comment:

Appendix A. If the funds sell their shares through other intermediaries that use fees, loads and waivers that differ from those disclosed in the prospectus, please add those to the prospectus disclosure. See Item 12(a)(2).

Response: The Appendix A disclosure will contain all of the intermediary-specific fees, loads and waivers of which the Registrant is aware at the time of filing. In the future, it will update Appendix A as necessary to reflect any additions or changes to the intermediary-specific fees, loads and waivers.

Fixed Income Prospectus

14.	Comment:

Page 33, Seix Short-Term Bond Fund. In the first sentence at the top of the page, the Staff believes that “average dollar weighted maturity” should be used, as opposed to “effective maturity.”

Response:

The Registrant has reviewed the disclosure and has replaced the disclosure with a duration target, rather than a maturity target. The Registrant believes this change more accurately reflects the management of the Fund.

15.	Comment:

Page 52, Seix Floating Rate High Income Fund. The first paragraph after the table contains too much information for the summary prospectus, so please move to somewhere else.

Response: We have shortened the referenced disclosure as requested.

16.	Comment:

For the state-specific municipal bond funds, rather than the general Geographic Concentration risk, please add a state-specific risk that describes the risks of investing in the specific state.

Response: We have added a reference to the appropriate state in each instance of use of the Geographic Concentration risk disclosure. We note that additional state-specific risks are disclosed in the Statement of Additional Information.

17.	Comment:

Page 80, Seix Investment Grade Tax-Exempt Bond Fund. In the second sentence of the first paragraph of the Principal Investment Strategies, if the Fund invests in municipal bonds issued by Puerto Rico, to the extent that it would be considered a principal strategy of the Fund, please disclose the Fund’s investments in Puerto Rico municipal securities in the Fund’s principal investment strategies and the associated risks.

EDGAR Operations Branch
June 14, 2017

Response: None of the municipal bond Funds currently invest in municipal bonds issued by Puerto Rico, and the Funds’ subadviser does not anticipate the Funds investing in municipal bonds issued by Puerto Rico at this time. Therefore, we have made no changes in response to this comment.

18.	Comment:

Page 92, Seix Short-Term Municipal Bond Fund. In the last sentence at the end of the page, the Staff believes that “average dollar weighted maturity” should be used, as opposed to “effective maturity.”

Response:

The Registrant respectfully declines to make this change. The Subadviser manages the maturity of the Seix Short-Term Municipal Bond Fund to an effective maturity target, and believes that effective maturity is a more appropriate calculation of maturity in a short-term municipal bond fund, calculating to reflect pre-refunded and callable dates. Conversely, average dollar weighted maturity is more applicable to fixed income funds with holdings in mortgage-backed and asset-backed securities, where duration is calculated to reflect pay-downs.

19.	Comment:

a). All comments on the Item 4 Principal Investment Strategies disclosure also apply to the Item 9 Principal Investment Strategies disclosure beginning on page 106.

Response: The Registrant has incorporated all comments on the Item 4 disclosure into the Item 9 disclosure beginning on page 106 in the same manner discussed in our responses to the comments on the Item 4 disclosure.

b). The statement that a fund’s modified-adjusted duration will mirror its index “plus or minus 20%” should also be included in the Item 4 Principal Investment Strategies disclosure if it appears in the Item 9 Principal Investment Strategies disclosure.

Response: To the extent such disclosure appears in a fund’s Item 9 Principal Investment Strategies disclosure, we have added it to that fund’s Item 4 Principal Investment Strategies disclosure.

20.	Comment:

With respect to the disclosure beginning on page 140 regarding each Fund’s portfolio managers, if a Fund has more than one portfolio manager, please disclose that the portfolio managers are jointly and primarily responsible for the management of the Fund or disclose the lead portfolio manager.

Response: We have added the requested disclosure.

EDGAR Operations Branch
June 14, 2017

21.	Comment:

Page 169, Annual Fee on Small Accounts. Please add the $25 small account fee to the Annual Fund Fees and Expenses table, as required under Item 3 of Form N-1A.

Response: Per Instruction 2(d) to Item 3, “…fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.” Since this fee is only charged on accounts under a relatively small size and contains waiver provisions for shareholders to which it would otherwise apply, we do not believe this fee rises to the level of requiring disclosure in the fee table. We therefore have made no revisions in response to this comment.

22.	Comment:

Back Cover. In the description of Appendix A, the statement in brackets is required so please remove the brackets.

Response: We have made the requested change.

23.	Comment:

Appendix A. On the second page, please clarify the share class for which the front-end load discounts apply.

Response: We have made the requested change.

24.	Comment:

SAI, Page 60, Credit Default Swap Agreements. The disclosure states that “[w]ith regard to selling protection on an index (CDX), as a practical matter, the Fund would not be required to pay the full notional amount of the index; therefore, only the amount owed by the Fund, if any, on a daily mark-to-market basis is required as cover.” We note that this is inconsistent with the Staff’s position, which is that a fund should segregate the full notional value of the applicable instrument when it sells protection on an index.

Response: As indicated in Registrant’s February 23 and February 24, 2017 response letters filed with the SEC in regard to its registration statement on Form N-14 filed by the Registrant, we believe that with respect to the CDX that the Funds would sell, the amount owed by the Fund on a daily mark-to-market basis represents appropriate segregation of assets sufficient to cover the Fund’s potential exposure. Therefore, we have made no changes in response to this comment.

25.	Comment:

Comments 6 and 9 in the Registrant’s February 24, 2017 response letter apply to paragraph (2b) on page 87 and the first full paragraph on page 88.

Comment 6: With respect to all Funds that invest in shares of other investment companies, please disclose that the Funds will consider the industry concentrations of the funds in which they invest when applying the Funds’ industry concentration policies. The Staff takes this position with respect to both affiliated and unaffiliated underlying funds.

EDGAR Operations Branch
June 14, 2017

Comment 9: SAI, Page 90, Fundamental Investment Limitations. The disclosure following the list of fundamental investment limitations states that “the Funds will look through to the securities held by an affiliated mutual fund in which the Fund invests; however, as of the date of this SAI the Funds will not look through to the securities held by any ETFs, unaffiliated mutual funds and/or closed-end funds in which the Fund invests.” We note that this is inconsistent with the Staff’s position which is that a fund should consider the industry concentrations of the funds in which it invests when applying the fund’s industry concentration policies.

Response: Regarding Comments 6 and 9 in Registrant’s February 24, 2017 response letter, as we have indicated previously, and as disclosed in the SAI, the Funds will only look through to the securities held by an affiliated mutual fund in which the Fund invests and will not look through to the securities held by any ETFs, unaffiliated mutual funds and/or closed-end funds in which the Fund invests. This is because although information regarding holdings of underlying unaffiliated mutual funds, ETFs and/or closed-end funds may be publicly available, we do not believe that such information is available in a format that would allow efficient analysis of the information. We are not aware of any formal SEC guidance or legal requirement that funds consider the industry concentrations of the funds in which they invest when applying industry concentration policies and, therefore, we have made no changes in response to this comment.

26.	Comment:

If any Fund’s shares are planned to be used as “Clean Shares:”

1) modify the introduction to the fee table to state that investors may pay broker commissions on that class of shares that are not reflected in the expense example;

2) disclose in the prospectus that investors transacting in Clean Shares may be required to pay commission to a broker; and

3) disclose that shares of the Fund are available in other share classes that have different fees and expenses.

Response: As none of the Funds’ shares are anticipated to be used as “Clean Shares,” we have made no changes in response to this comment.

27.	Comment:

Comments 9-24, 26-28, 30-33, 35-39, 41-44, and 46-47 in the Registrant’s February 23, 2017 response letter and comments 1-5 in the Registrant’s February 24, 2017 response letter with respect to the N-14 registration statement apply to the relevant Funds in this Registration Statement.

Response: The Registrant hereby confirms the responses provided to the comments specifically incorporated from the earlier letters. Any changes that were made to the Funds’ prospectuses or SAI in the N-14 registration statement as a result of the Staff’s comments have been incorporated into the Registration Statement as well.

EDGAR Operations Branch
June 14, 2017

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Sincerely,

/s/ Arie Heijkoop, Jr.

cc:	Jennifer Fromm, Esq.
Kevin J. Carr, Esq.
Ann Flood
David C. Mahaffey, Esq.
John L. Chilton, Esq.